September 9, 2011	Stephen M. Klein Attorney 206-340-9648 sklein@grahamdunn.com

VIA EDGAR

Ms. Kathryn McHale

Staff Attorney

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Columbia Banking System, Inc.

Forms 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Definitive Proxy Statement on Schedule 14A

Filed March 21, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Filed August 8, 2011

File No. 000-20288

Dear Ms. McHale:

This will confirm our telephone conversation this morning on behalf of our client, Columbia Banking System, Inc. (“Columbia”). During the conversation, you agreed that it was acceptable for Columbia to extend the response date to your comment letter until Monday, October 31, 2011, provided that Columbia address the Staff’s future comments, to the extent possible, in Columbia’s September 30, 2011 10-Q Report.

We appreciate your cooperation in this matter. Please feel free to call me directly at 206-340-9648 if you have any questions.

Sincerely,

GRAHAM & DUNN PC

/s/ Stephen M. Klein

Stephen M. Klein

cc:	Mr. Michael F. Johnson (via email)

Ms. Melanie Dressel (via email)

Mr. Gary Schminkey (via email)

Mr. Barry Ray (via e-mail)

Pier 70

2801 Alaskan Way ~ Suite 300

Seattle WA 98121-1128

Tel 206.624.8300

Fax 206.340.9599

www.grahamdunn.com